FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2006

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                        Form 20-F ______ Form 40-F _____

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
                                Yes ____ No _____

    (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
                                       N/A

                        Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                               Beijing, 100031 PRC

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This Form 6-K consists of:

The announcement on the amendments to the promoters' agreement of Huaneng Power International Inc. (the "Registrant"), made by the Registrant in English on May 12, 2006.


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                                    SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                            ----------------





                          Name:    Huang Long

                          Title:   Company Secretary



Date:  May 16, 2006



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                                [GRAPHIC OMITTED]
         (A Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)
                                (Stock Code: 902)

                        OVERSEAS REGULATORY ANNOUNCEMENT
                    AMENDMENTS TO THE PROMOTERS' AGREEMENT OF
                        HUANENG POWER INTERNATIONAL, INC.

This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

A promoters' agreement of Huaneng Power International, Inc. (the "Promoters' Agreement") was executed between the original promoters of the Company on 31st May, 1994. The content of the Promoters' Agreement included, but not limited to, except for Huaneng International Power Development Corporation ("HIPDC") each of the other promoters authorizing HIPDC to exercise the voting rights on their behalf at the shareholders' meetings of the Company and the issue regarding seats in the board of directors of the Company.

Following completion of the share reform of the Company according to laws, the non-circulating shares held by each of the non-circulating shareholders shall according to laws be given circulation rights. The promoters of the Company (including each shareholder who has assumed the rights and is responsible for the liabilities arising out of its holding the shares of the Company which were previously owned by the original promoters due to share allocation or share transfer and thereby assuming the rights and be responsible for the liabilities of such original promoters pursuant to the Promoters' Agreement) executed an agreement relating to the amendments to the Promoters' Agreement of Huaneng Power International, Inc. (the "Amended Agreement") on 12th May, 2006. Pursuant to the stipulations of the Amended Agreement, with effect from the date of the signing of the Amended Agreement, the provisions relating to the authorization of voting rights and issue regarding seats in the board of directors in the Promoters' Agreement as mentioned in the preceding paragraph shall be deleted and of no effect. From that date onwards, each promoter of the Company shall be entitled to exercise its own voting rights according to its own will at the shareholders' meetings of the Company.

                                                     By Order of the Board
                                                           Huang Long
                                                         Vice Chairman


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As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                                Qian Zhongwei
(Executive Director)                       (Independent non-executive director)
Huang Yongda                               Xia Donglin
(Non-Executive Director)                   (Independent non-executive director)
Na Xizhi                                   Liu Jipeng
(Executive Director)                       (Independent non-executive director)
Huang Long                                 Wu Yusheng
(Executive Director)                       (Independent non-executive director)
Wu Dawei                                   Yu Ning
(Non-executive Director)                   (Independent non-executive director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
12th May, 2006